UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
_____________________

SCHEDULE 14f-1
Information Statement under
Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 thereunder
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Commission File Number: 000-51616

SEWARD SCIENCES, INC.
(Exact name of Registrant as specified in its charter)

Delaware	20-3326812
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

787 Seventh Avenue, 48th Floor, New York, New York 10019
(Address of principal executive offices, including zip code)

(212) 554-4300
(Registrant’s telephone number, including area code)

Securities registered under Section 12(b) of the Exchange Act:

None.

Securities registered under Section 12(g) of the Exchange Act:

Common Stock, Par Value $0.001 Per Share
(Title of Class)

INFORMATION STATEMENT PURSUANT TO
SECTION 14(f) OF THE SECURITIES
EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

GENERAL

We are providing this Information Statement to holders of our common stock as of July 31, 2007 pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended, and Rule 14f-1 thereunder. You are receiving this information statement in connection with the expected resignation of our current Board of Directors and the appointment of five (5) new directors to the Board, as more fully described below.

This Information Statement is being filed with the Securities and Exchange Commission on August 3, 2007 and mailed to the stockholders on or about August 3, 2007.

CHANGE IN BOARD OF DIRECTORS

On July 20, 2007, we entered into an Agreement and Plan of Merger with Mt. Cook Pharma, Inc. and Seward Acquisition Corp., our wholly owned subsidiary. We disclosed the execution of the merger agreement in our Current Report on Form 8-K, which we filed with the SEC on July 25, 2007.

Pursuant to the merger agreement, we will complete a “reverse merger” in which Seward Acquisition will merge with and into Mt. Cook and Mt. Cook will become our wholly owned subsidiary. Upon completion of the merger, we will adopt and continue implementing Mt. Cook’s business plan. Further, upon completion of the merger, our President and our director will resign and the current officers and directors of Mt. Cook will be appointed officers and directors of our company, except that John Knox, who is our Treasurer, will remain Treasurer after the merger. The merger is expected to take place on August 15, 2007.

Mt. Cook is a clinical stage biopharmaceutical company based in Princeton, New Jersey that in-licenses, develops and plans to market novel therapeutics for the treatment of serious urological conditions, including urinary incontinence and overactive bladder, and acute bladder and other pain.

No vote or other action is required by our stockholders in connection with this information statement or the resignation and appointment of any director. Proxies are not being solicited.

VOTING SECURITIES AND PRINCIPAL HOLDERS

On July 31, 2007, we had 125,000 shares of common stock issued and outstanding. Each share of common stock entitles the holder thereof to one vote on each matter that may come before a meeting of the stockholders.

The following table sets forth certain information as of July 31, 2007 regarding (i) each person known by us to be the beneficial owner of more than 5% of the outstanding shares of our common stock, (ii) our one director and our two officers and (iii) our officers and director as a group. The persons named in the table have sole voting and investment power with respect to all shares of common stock held by them. The address for all persons is 787 Seventh Avenue, 48th Floor, New York, New York 10019.

Name of Beneficial Owner	Amount of Ownership	Percent of Class

Lindsay A. Rosenwald, M.D.	121,205	97.0%

Michael Weiser	-0-	-0-

Matthew H. Davis	-0-	-0-

John Knox	-0-	-0-

Director and officers as a group (3 persons)	-0-	-0-

CHANGES IN CONTROL

On July 20, 2007, we entered into the merger agreement with Mt. Cook and Seward Acquisition. The merger will result in a change of our management and board of directors. In addition, after the closing of the merger, there will be significantly more shares of our common stock issued and outstanding.

As discussed in “Change in Board of Directors” above and in “Directors and Officers - New Officers and Directors” below, upon the effectiveness of the merger, our current director and our President will resign and be replaced by Mt. Cook’s current directors and officers, except that John Knox, who is our Treasurer, will remain Treasurer after the merger.

Immediately after the merger, we expect that Dr. Lindsay A. Rosenwald will hold securities representing an aggregate of approximately 9.13% of our voting securities, on a fully diluted basis. Immediately after the merger, we expect that trusts for the benefit of Dr. Lindsay A. Rosenwald and his family will hold securities representing an aggregate of approximately 10.84% of our voting securities, on a fully diluted basis. See “Certain Relationships and Related Transactions.”

DIRECTORS AND OFFICERS

Upon the closing of the merger, Matthew H. Davis will resign as our sole director and Dr. Alan Joslyn, Dr. Russell H. Ellison, Dr. Charles Nemeroff, Mr. Daniel DiPietro and Mr. Timothy M. Hofer, all of whom are currently directors of Mt. Cook, will be appointed directors immediately following the effective time of the merger. Additionally, upon completion of the merger, our President shall resign and the current officers of Mt. Cook shall be appointed as our officers except that our Treasurer, John Knox, will remain an officer after the merger.

The following discussion sets forth information regarding our current officers and director and our proposed officers and directors after the closing of the merger.  If any proposed director listed in the table below should become unavailable for any reason, which we do not anticipate, the directors will vote for any substitute nominee or nominees who may be designated by Mt. Cook prior to the date the new directors take office.

Each member of our board of directors shall serve until his successor is elected and qualified.

Current Officers and Director

We currently have one director ands two executive officers, as set forth below.

Name	Age	Positions	Experience
Matthew H. Davis	28	Director

Associate General Counsel, Paramount Biosciences, LLC since October 2006. From October 2004 through September 2006, he was an attorney at Heller Ehrman LLP, New York, New York. Mr. Davis received his B.A. in Political Science and Mathematics from Columbia University in 2001 and his J.D. from Harvard Law School in 2004. Mr. Davis is admitted to the Bar in New York.

Michael Weiser	43	President and Secretary

Dr. Weiser is founder and co-chairman of Actin Capital, LLC and Actin Biomed, a New York based healthcare investment firm. Dr. Weiser was the Director of Research of Paramount BioCapital Asset Management, Inc. from July 1998 to November 2006. Dr. Weiser currently serves on the board of directors of Manhattan Pharmaceuticals, Inc. (OTCBB: MHTT), Emispshere Technologies, Inc. (Nasdaq: EMIS), Chelsea Therapeutics International, Ltd. (OTCBB: CHTP), Hana Biosciences, Inc. (OTCBB: HNAB), VioQuest Pharmaceuticals, Inc. (OTCBB: VQPH) and Ziopharm Oncology, Inc. (OTC: ZIOP), all of which are publicly traded biotechnology companies, and several other privately-held biotechnology companies and publicly held shell companies without operations. Dr. Weiser completed his Ph.D. in Molecular Neurobiology at Cornell University Medical College and received his M.D. from New York University School of Medicine, where he also completed a Postdoctoral Fellowship in the Department of Physiology and Neuroscience.

John Knox	37	Treasurer

Mr. Knox has been the Chief Financial Officer of Paramount BioCapital, Inc. since February 2005. From March 1995 to January 2005, Mr. Knox was Controller of Paramount. Previously, he worked as an auditor at Eisner LLP (f/k/a Richard A. Eisner & Company, LLP) from October 1991 through February 1995. Mr. Knox is an officer of several privately held biotechnology companies. Mr. Knox received his Bachelors degree in Accounting from Emory University in May 1991. Mr. Knox is a certified public accountant.

New Officers and Directors

Upon the effectiveness of the merger, our President and our director will resign. The following persons will be elected to the offices opposite their name upon the effectiveness of the merger.

Name	Age	Positions	Experience
Alan Joslyn, Ph.D.	48	President, Chief Executive Officer and Director

Dr. Joslyn has served as Mt. Cook’s President and Chief Executive Officer, and a director, since March 2007. Prior to joining Mt. Cook, from June 2004 to March 2007, Dr. Joslyn was Senior Vice President, Research & Development of Penwest Pharmaceuticals Co., a privately held biotechnology company located in Danbury, Connecticut. Prior thereto, since June 1995, Dr. Joslyn worked in a variety of positions and last served as Vice President, Global Drug Development, Internal Medicine at Johnson & Johnson. Dr. Joslyn received his Bachelors degree in Biology and Medicinal Chemistry, and a doctorate in Biochemical Pharmacology, from The State University of New York at Buffalo.

Name	Age	Positions	Experience
Russell H. Ellison, M.D., MSc.	59	Director

Dr. Ellison has been a director of Mt. Cook since June 2007. Dr. Ellison serves as Executive Vice President of Paramount Biosciences, LLC, an affiliate of Paramount. From October 2005 until June 2007, Dr. Ellison served as the Vice President of Clinical Development of Fibrogen, Inc., a privately held biotechnology company based in South San Francisco, California engaged in the development of novel therapeutics for fibrotic disorders, diabetic complications, anemia, ischemic disease, cancer and other areas of unmet medical need. From August 2002 to December 2004, Dr. Ellison served as Vice President of Medical Affairs and Chief Medical Officer of Sanofi-Synthelabo, USA, based in New York, New York. From May 1997 to August 2002, Dr. Ellison served as Vice President, Medical Affairs and Chief Medical Officer of Hoffman-La Roche, Inc. Prior thereto, Dr. Ellison held senior management positions focused on drug development at Roche Canada, Glaxo Canada Inc. and Hoechst Canada Inc. In addition, Dr. Ellison has also served as international Medical Director at Ciba Geigy. Dr. Ellison holds an M.D. from the University of British Columbia and an MSc. (with distinction) from The London School of Tropical Medicine and Hygiene.

Charles Nemeroff, M.D., Ph.D.	57	Director

Dr. Nemeroff has been a director of Mt. Cook since June 2007. Dr. Nemeroff has been the Reunette W. Harris Professor and Chairman of the Department of Psychiatry and Behavioral Sciences at Emory University School of Medicine in Atlanta, Georgia, since 1991. Dr. Nemeroff serves on the Scientific Advisory Board of numerous publicly-traded pharmaceutical companies, including Astra-Zeneca Pharmaceuticals, Forest Laboratories, Janssen and Quintiles. In 2002, he was elected to the Institute of Medicine of the National Academy of Sciences. Dr. Nemeroff is also a member of the Board of Directors of Novadel Pharma Inc. (NVD:AMEX). Dr. Nemeroff received his B.S. from the City College of New York, his M.S. from Northeastern University, his Ph.D. and post doctorate training from the University of North Carolina and his M.D. from the University of North Carolina.

Daniel DiPietro	37	Director

Mr. DiPietro has served as Managing Director of Paramount BioCapital since November 2005. From October 2004 to October 2005, Mr. DiPietro was Managing Director at ProMed Management, a life sciences asset management firm. Mr. DiPietro was a co-founder of the life sciences merchant banking practice at SCO Capital Partners, where he served as Vice President from September 2000 to March 2003 and Managing Director from March 2003 to October 2004. Prior thereto, Mr. DiPietro was a graduate fellow in molecular biology at Columbia University and a research associate with the Howard Hughes Medical Institute. Mr. DiPietro received his B.A. in Political Science from The State University of New York at Stony Brook and his M.A. in Biological Sciences from Columbia University.

Name	Age	Positions	Experience
Timothy M. Hofer	32	Director, Secretary

Mr. Hofer has been a director of Mt. Cook since June 2007, and has served as our Secretary since inception. Mr. Hofer is Senior Vice President and General Counsel of Paramount Biosciences, LLC, an affiliate of Paramount BioCapital, Inc., where he has been employed since April 2005. Mr. Hofer also serves as an officer or member of the board of directors of several privately held development stage biotechnology companies, as well as several companies, each with no business operations and no publicly-traded capital stock, that are subject to the reporting requirements of the Exchange Act. Prior to joining Paramount Biosciences, LLC, from July 2000 until March 2005, Mr. Hofer was an associate in the Mergers & Acquisitions/Private Equity practice group of the New York office of O'Melveny & Myers LLP, and its predecessor O’Sullivan Graev & Karabell, LLP. Mr. Hofer received his B.A. in Political Science from the College of the Holy Cross in 1996 and his J.D. from Fordham Law School in 2000, where he was a member of the Fordham Law Review. Mr. Hofer is admitted to the bar in New York.

Bryan Jones, Ph.D.	43	Vice President, Business Development

Dr. Jones has served as Mt. Cook’s Vice President, Business Development since August 2006. Prior to joining Mt. Cook, from November 2004 to July 2006, Dr. Jones was Vice President, Business Development of Kémia, Inc., a privately held biotechnology company located in San Diego, California. Prior thereto, from February 1999 to October 2004, Dr. Jones worked in a variety of positions and last served as Director of Business Development at Icos Corporation. Dr. Jones received his bachelor’s degree from Iowa State University, and a doctorate from the Genetics Department at the University of Washington.

There are no family relationships between any of our current officers and directors and the individuals who will become directors and executive officers of our company upon the effectiveness of the merger.

Term of Office

Our directors are appointed for a one-year term to hold office until the next annual meeting of stockholders or until removed from office. Our officers are appointed by our board of directors and hold office until removed by the board.

Director Independence

Our stock is not listed on any exchange. As a result, we are not a “listed company” under SEC rules and therefore are not required to have an audit committee comprised of independent directors or to have any independent directors.

Committees of the Board of Directors

We do not have a separately designated executive committee, nominating committee or audit committee of the Board of Directors. Consequently, we do not have charters for any of those committees. We expect that the new Board of Directors will appoint committees shortly after they take office.

Our Board of Directors performs the duties that would normally be performed by an audit committee. Given our lack of operations, our Board of Directors believes that its current member has sufficient knowledge and experience necessary to fulfill the duties and obligations of the audit committee for our company. Our sole director is not an “audit committee financial expert” within the meaning of the rules and regulations of the SEC.

Director Nominations

The Board of Directors does not have a standing nominating committee or committee performing similar functions. The Board of Directors also does not have a policy for the qualification, identification, evaluation or consideration of director candidates. The Board of Directors does not believe that a defined policy with regard to the qualification, identification, evaluation or consideration of candidates recommended by stockholders is necessary at this time due to the lack of operations and the fact that we have not received any stockholder recommendations in the past.

After the merger, we expect the new Board of Directors will review the director nomination process and implement policies for the qualification, identification, evaluation or consideration of director candidates.

Stockholder Communications with Directors

Stockholders who want to communicate with our board may send a letter to our corporate Secretary, c/o Paramount Biosciences, LLC, 787 Seventh Avenue, 48th Floor, New York, New York 10019. The mailing envelope should contain a clear notation indicating that the enclosed letter is a “Board Communication.” The Secretary will circulate the communications (with the exception of commercial solicitations) to our sole director. Communications marked “Confidential” will be forwarded unopened. After the merger, we anticipate that the new Board of Directors will adopt a similar policy.

Meetings of the Board of Directors

Our Board of Directors held no formal meetings during the year ended December 31, 2006. All proceedings of the Board of Directors were conducted by written consent.

Compensation of Directors and Executive Officers

We have never paid our officers or directors any compensation for their services and will pay none prior to the closing of the merger. For this reason, we have no compensation committee. Upon their appointment as officers after the effective date of the merger, our new officers will continue to be compensated in substantially the same manner as when they were officers of Mt. Cook.

Certain Relationships and Related Transactions

Lindsay A. Rosenwald, M.D., is our principal stockholder and also one of Mt. Cook’s principal stockholders. Dr. Rosenwald is the Chairman and Chief Executive Officer and sole stockholder of Paramount BioCapital, Inc.

On August 14, 2005, we issued a 5% promissory note payable to Paramount BioCapital Investments, LLC, an affiliate of Paramount Biosciences, LLC and Paramount BioCapital, Inc. This promissory note and all accrued interest matures on August 14, 2008 or earlier if certain events occur. This note payable was issued to Paramount BioCapital Investments, LLC for future expenses that it has since paid on our behalf. As of March 31, 2007, the principal balance of this note was $31,340. On December 31, 2006, this note was assigned to Paramount Biosciences, LLC. In addition, on January 30, 2006, we issued a 5% promissory note payable to Paramount Biosciences, LLC. This note and all accrued interest matures on January 30, 2009 or earlier if certain events occur. This note payable was issued to Paramount Biosciences, LLC for future expenses that it has since paid on our behalf. As of March 31, 2007 and December 31, 2006, the principal balance of this note was $33,568 and $20,584, respectively. Also, effective January 1, 2006, we began accruing a monthly fee of $1,000 charged by Paramount Biosciences, LLC for certain management services. All of the amounts outstanding under these notes or otherwise accrued by us will be repaid in full upon consummation of the merger, and such notes and such management services arrangement will be terminated.

As of July 15, 2007, Paramount Biosciences, LLC, an affiliate of the Paramount BioCapital, Inc., and certain trusts established for the benefit of Dr. Rosenwald’s minor children have loaned Mt. Cook an aggregate principal and accrued interest amount of $3,324,193.03 pursuant to future advance promissory notes. Mt. Cook expects to continue to borrow money pursuant to these future advance promissory notes until the closing of the merger.

On June 1, 2006, Mt. Cook entered into a services agreement with Paramount Corporate Development, LLC, an affiliate of Paramount Biosciences, LLC and Paramount BioCapital, Inc. Pursuant to the services agreement, Mt. Cook and Paramount Corporate Development, LLC have agreed to provide Mt. Cook with certain drug development, professional, administrative and back office support services. In return for the services provided under the services agreement, Mt. Cook has agreed to pay Paramount Corporate Development, LLC $25,000 per month and to reimburse Paramount Corporate Development, LLC for its actual out-of-pocket expenses, which are not to exceed $5,000 per month without the prior written consent of Mt. Cook. Mt. Cook has accrued an unpaid balance to Paramount Corporate Development, LLC of approximately $350,000 through the end of July 2007 under this services agreement. Mt. Cook expects to continue this services agreement with Paramount Corporate Development, LLC after consummation of the merger.

In addition to the above transactions, there are a number of interlocking relationships between Mt. Cook and Paramount BioCapital, Inc. and certain affiliates of Paramount BioCapital, Inc. Many of Mt. Cook’s stockholders are employees of Paramount BioCapital, Inc. or one or more of its affiliates. Dr. Rosenwald directly owns approximately 26.1% of Mt. Cook’s capital stock and certain trusts established for the benefit of Dr. Rosenwald and his family directly own approximately 17.7% of Mt. Cook’s capital stock. Moreover, Dr. Rosenwald has the right to purchase additional shares of Mt. Cook’s voting capital stock pursuant to purchase right agreements with certain employees of Paramount BioCapital, Inc. or its affiliates, including Daniel DiPietro and Timothy Hofer, directors of Mt. Cook, and John Knox, the Treasurer of Mt. Cook and our company, each of whom also hold shares of capital stock of Mt. Cook. Daniel DiPietro is a beneficial owner of more than 5% of Mt. Cook’s capital stock.

In June 2007, Mt. Cook entered into a standard lease agreement with Carnegie 214 Associates Limited Partnership for Mt. Cook’s principal executive offices at 214 Carnegie Center, Princeton, New Jersey. In connection with this lease agreement, Paramount Biosciences, LLC has pledged $160,000 in restricted cash under Mt. Cook’s letter of credit with Bank of America to secure Mt. Cook’s obligations under the lease agreement. This restricted cash will be released to Paramount Biosciences, LLC upon consummation of the merger.

COMPLIANCE WITH SECTION 16(A) OF THE SECURITIES EXCHANGE ACT OF 1934

Section 16(a) of the Exchange Act requires our executive officers and directors, and persons who beneficially own more than 10% of our common stock to file reports of ownership and changes in ownership with the SEC. Officers, directors and greater than 10% shareholders are required by SEC regulation to provide us with copies of all Section 16(a) forms they file. Based on our review of the copies of such forms received by us, we believe that during the fiscal year ended December 31, 2006 all such filing requirements applicable to our officers and directors were met, except our director Matthew H. Davis whose initial report on Form 3 was due on November 16, 2006 and which was filed on November 29, 2006.

LEGAL PROCEEDINGS

We are not aware of any legal proceeding in which any director or officer or any of their affiliates is a party adverse to our company or has a material interest adverse to us.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this information statement to be signed on its behalf by the undersigned hereunto duly authorized.

SEWARD SCIENCES, INC.

By: /s/ John Knox
John Knox
Treasurer

Dated: August 3, 2007

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